Filed by Watson Wyatt & Company Holdings Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings Commission File No. 001-16159

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WATSON WYATT
HORIZONS
MARCH 2005

WWW Management Structure

President and Chief Executive Officer: John Haley

Global Matrix
The principal executive management team for WWW

Asia-Pacific Region	Canada Region	Europe Region	Latin America Region	U.S. Region
Chuly Lee Regional manager	**Michel Guay** Regional manager	**Babloo Ramamurthy** Regional manager	**Peter Mills** Regional manager	**Alan Whalley** Regional manager

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WATSON WYATT

HORIZONS

MARCH 2005

IN THIS ISSUE:

CEO’s Message

Behind the Business Combination

The WWLLP Perspective on the Combination

WWW Management Structure

[GRAPHIC]

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John J. Haley
President and CEO
Watson Wyatt
& Company

Business Combination to Make WWW a Stronger Global Player

What an exciting time in our history! Ten years ago Watson Wyatt & Company (WW&C) and Watson Wyatt LLP (WWLLP), our European partner, formed an alliance and agreed to operate together as Watson Wyatt Worldwide (WWW). We said we would look at combining our businesses when the time was right.

Well, the right time has arrived. In mid-January we announced that our two businesses had agreed in principle to combine as a single firm that will operate under the WWW name. Once the transaction is consummated, the combined organization would have estimated revenues of more than $1.1 billion and include more than 5,900 associates in 88 offices across 30 countries. The consummation is contingent upon a number of conditions, including the signing of definitive agreements and approval by WW&C Holdings stockholders and WWLLP main partners.

I’m devoting this issue of Horizons to the business combination. I know many associates haven’t had the opportunity to see all the advantages of the combination. However, the deal has the potential to affect all of us — whether we’re in Asia-Pacific, Latin America, Europe, Canada or the United States. Here are a few ways in which it will be felt:

•                  The combination will offer associates the chance to work on diverse assignments in a wider variety of service lines with our global clients. Also, some may have the opportunity to work overseas.

•                  All of us will benefit because the combination will allow WWW to optimize the opportunities we see around the world and will make us a stronger organization. The transaction is expected to increase long-term profitability, growth and shareholder value. It will help us enhance our position as the consulting firm of choice for major multinational companies.

•                  A few of us will be affected directly because we will be called upon to help complete the formalities of the deal. We certainly want our own organization to benefit from the same expertise we bring to our clients.

In this issue, I’ve invited Babloo Ramamurthy, managing partner of WWLLP and Europe regional manager, to give us the European perspective on the deal. I’m sure your understanding of the transaction will benefit from his insights.

I encourage you to keep abreast of our progress as we work to finalize the business combination. We expect to complete the deal by June 30 and will update you on major developments as U.S. securities regulations permit. Most of all, I hope that, after reading this issue of Horizons, you will share my enthusiasm for the exciting possibilities that lie within our reach.

/s/ John J. Haley

[LOGO]

IN THIS ISSUE:

CEO’s Message

Behind the Business Combination

The WWLLP Perspective on the Combination

WWW Management Structure

[GRAPHIC]

Behind the Business Combination

The Case for Combining

When The Wyatt Company (now WW&C Holdings) and R. Watson & Sons (now WWLLP) put the WWW alliance together in 1995, we assumed that ultimately we might combine the two organizations. But because we were working well together as an alliance, there was no urgent need for us to put the businesses together.

So, why combine now? When we formed the alliance, we said it was becoming more important to have a global presence with our clients. That was true to an extent then, but it has become increasingly important in just the last few years. Global actuarial appointments are just one example of how clients rely much more on a consultant’s global reach. By completing the business combination, we gain in several ways:

•                  We can increase profitable revenue growth by leveraging our strength in certain practice areas across geographies. In some lines of business, we have a dominant presence in parts of the world, and this will make it much easier for us to gain a foothold elsewhere. The best example is the insurance and financial services (IFS) practice, where our strong presence in the United Kingdom (U.K.) can be leveraged into the Americas and Asia-Pacific. Likewise, Europe is an attractive market for the offerings of our technology solutions practice (TSP) currently available in the United States. These are major opportunities for growing profitable revenue — a primary area of focus of our Horizon vision for market leadership.

•                  We can operate seamlessly for our clients with less effort. Our two businesses have worked hard to present a unified front to clients and prospects, but it has become more difficult to maintain that presence. If you’re in a finalist presentation and you’re spending time explaining the alliance, this may detract from our message. Combined, we can integrate our resources and expertise and invest as a single firm.

•                  We can go beyond what the alliance could achieve for the benefit of the company in terms of alignment, efficiency and agility. For example, if we wanted to invest in a common technology or implement a process across both organizations, we had to obtain approval from each management team, look at the process on an integrated basis and then often send the materials back to the individual companies again. Now, as one organization, we can make a single decision and move forward.

•                  We can make it easier for associates to pursue career opportunities around the world. Sure, we made successful transfers before, but we want to make more. We got Alan Whalley, our U.S. regional manager, here from the United Kingdom, where he was managing partner of WWLLP, but that was not an easy task. We can do better in the new scenario for the benefit of both the firm and our associates.

Link to Horizon Vision

The business combination is consistent with our Horizon vision of market leadership in that it positions us for global investments, efficient leadership and future growth. But Horizon was not the primary driver of the deal. The dynamics in the global business marketplace were the main factor.

However, there was one strong link to Horizon. When we launched Horizon in WW&C, WWLLP engaged in a similar strategic exercise. Part of its process was seeking feedback from partners across Europe. Many of the partners encouraged us to get together globally because of the strength of the business case, and this was an important factor in the final decision. Going forward, we will adopt Horizon as our global strategy and further tailor it for Europe.

Cultural Fit

Without question, cultural fit is the number one reason we have stepped away from many potential acquisitions that looked good at first. In this case, however, I am confident the two organizations share similar values and aspirations. Why am I so sure? First, Laura Empson of the Said Business School at Oxford University did a study on our alliance last year as part of a broader research project looking at the implications of alternative forms of governance — partnership versus corporation — in professional services firms. She was struck by the finding that, while our legal structures were extremely different, the way the two organizations operated was remarkably similar.

Further, we have acted as alliance partners for 10 years. What better way to observe one another in action. The alliance has been an outstanding success because of the cultural fit between our organizations. Most business deals come after a hasty, forced review by both sides. In essence, we have been “dating” successfully for years, and a marriage makes perfect sense.

An additional element of cultural fit was demonstrated by both teams during negotiations. Often in these discussions, each side works hard to get the most for its respective organization, and inevitably tension is created. In our discussions, while each team understood its responsibility to represent one side, the spirit of cooperation and a genuine sense of searching for the best overall outcome were impressive. At the end, instead of feeling further apart, we felt closer. I commend those teams for creating such an environment, one that certainly will help us in the integration process.

Integrating the Companies

I am very optimistic about our ability to finalize and integrate the business combination. I negotiated the original alliance on behalf of the company, and, frankly, in many ways that was a lot trickier than this deal! The financials in this case are much more straightforward.

Let me share an insight: At the time the alliance was formed 10 years ago, the company was using Arthur Andersen as our advisors. As the company’s chief negotiator, I was bullish on the deal, but Andersen advised us to be more cautious, taking the position that I was too optimistic. It turned out that Andersen underestimated the strength of the alliance. In fact, so did I. We were more successful than even I predicted, and the relatively quick time frame to reach this point in our evolution is the best proof I can offer.

Also, we have assembled a strong integration team that will work hard to surface all the issues and help us achieve a smooth integration. One area of opportunity is in our business services, which consists of such functions as Finance & Administration, Human Resources, General Counsel and Information Technology. The two companies have different approaches in many of these functions, as well as regulatory, historical and technology issues. While our practices are driven more to common approaches by an increasingly

Global Integration Group

Paul Thornton, Chair, senior partner, WWLLP

John Haley, president and chief executive officer, WW&C

Babloo Ramamurthy, managing partner, WWLLP

Gene Wickes, global director, benefits consulting group

global client marketplace, we will be taking the initiative in business services to implement best practices from each organization and become one entity.

In addition, we have formed a Global Strategy Group to focus on combining and refining the business strategies we have for the two organizations and determining how the two companies can be better aligned. We want to hit the ground running hard with a well-articulated and communicated strategy once the deal is completed. Group members are associates who can bring a variety of perspectives to the process. The Global Strategy Group will make recommendations to the Global Matrix, which will serve as the principal executive management team for the new business. (See chart on page 7.)

Acquisition Issues

Some have asked whether the business combination will affect our ability to make future acquisitions. The business combination is actually an acquisition by WW&C of the assets of WWLLP for a purchase price of $451 million in cash and stock. Although our cash position would be temporarily lessened, keep in mind that both WW&C and WWLLP have very positive cash flow. Together, we expect to rapidly generate significant cash. We are very well positioned to consider acquisitions and will continue to pursue them with great energy.

Associates also may be concerned about whether the combination will have any impact on WWW’s status as a potential acquisition candidate. While some suggest we might be easier to acquire, I disagree. We may be more attractive — and if we are, that suggests we made a good deal. However, we will become a much larger organization, and the stakes will be raised.

Looking Ahead

Where should all of us be focused as we move ahead with the combination? My advice is to keep doing what we’ve been doing — developing and strengthening our client relationships and focusing on the target market. As our second-quarter results indicated, we are beginning to see revenue growth. That’s especially good news when coupled with our strong expense management because it gives us stronger profits.

Working in an economic downturn the last few years may not have felt good, but we managed ourselves well and fared better than many of our competitors. We stayed focused in the marketplace during the tough times, and that strategy is now serving us well. With the economy rebounding, we stand to gain from those sound business practices and should do very well during the rest of FY05 and into FY06 when the business combination will further enhance our ability to grow.

IN THIS ISSUE:

CEO’s Message

Behind the Business Combination

The WWLLP Perspective on the Combination

WWW Management Structure

[GRAPHIC]

The WWLLP Perspective on the Combination

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Babloo Ramamurthy, managing partner of WWLLP and Europe regional manager, gives his perspective on the business combination of WW&C and WWLLP.

How do associates in Europe view the business combination?

Most people think it’s the right step for the business. The partners in WWLLP are very supportive of the business case for the combination. (There are 228 partners in WWLLP.) When we went through our own strategy review in 2003, similar to your Horizon strategy, a clear message from many of them was, “We’ve virtually been acting as one firm for nearly 10 years, and that’s certainly how our clients see us. Why don’t we just combine and get that particular thing out of the way?” We also have spent a good deal of time talking about the benefits of combining.

At the same time, many partners are experiencing some sadness about losing our independence. This is a normal reaction considering that we have been a very successful business in Europe for a long time. The WWLLP partnership, which is 126 years old, is the oldest in the United Kingdom and possibly the oldest in Europe. There are people here who have been partners and owners for many, many years and, thus, have strong psychological and cultural ties to the business. With the combination, they will become shareholders in a much larger global organization.

In the associate group outside of the partners, people understand the business case quite clearly. Those who joined the firm aspiring to become a partner will hopefully see good strong career prospects in the new global firm, but they still may feel a sense of loss in that they no longer will have the opportunity to be called a “partner” in a market-leading business. This is not an unusual reaction for such a situation.

What advantages will the combination have for the practices?

The advantages vary from practice to practice. We have five practice lines in WWLLP.

Our insurance and financial services practice, which WW&C doesn’t have, is the fastest growing part of our business. It has grown by a multiple of nine in the 10 years since the alliance was formed and is now a strong business around the world. With the business combination, we see tremendous opportunities for growing it further in countries like China and the United States, two very important markets for us.

Our investment and human capital group practices are at different stages of globalization. We’ve been trying to do things in a consistent manner and develop common consulting approaches with the same practices in WW&C, but having one global practice with one set of tools and methodologies is going to be a big step forward and will help differentiate us from our competitors. Also it’s going to be much easier to switch our people from territory to territory or region to region.

WW&C has a technology solutions practice, which we don’t have here. We see a lot of opportunity to develop TSP tools for Europe, where there could be quite a market for some of the existing and new human resources (HR) point solutions — software tools that clients use to administer specific HR programs. The tools should be an attractive option since companies in Europe are dealing with many of the same issues of administering benefit and compensation plans on a broad scale that companies served by WW&C are facing.

In the same vein, WWLLP has an outsourcing practice, called benefits administration solutions. It’s a market-leading business in the United Kingdom. Perhaps we will explore the possibility of leveraging the tools and processes used in the United Kingdom in other parts of the world.

Our benefits consulting business is strong with a dominant market position in the retirement area among our target market clients in the United Kingdom and other European countries. However, the benefits practices in the different regions are run rather independently. Looking to the future, there is lots of scope to globalize the practice — with more global tools, like a common actuarial valuation system, consistent funding and accounting tracking systems, and common consulting approaches.

We also need to keep pushing for more global clients. We achieved notable successes in this area in 2003 and the first half of 2004, and we need to increase the momentum to win more such appointments. We’ll be able to match wherever our clients are around the world and provide a seamless service. This will put us in a very strong position against our competitors.

What kind of reaction to the business combination have you had from clients?

The response from clients has been very low key. I think our two organizations have done such a super job of portraying a seamless, one-firm image to our clients that clients don’t see this as a big deal. And this is good. In the longer term, however, they will see a stronger firm with expanded offerings.

What kind of effect will the combination have on the Horizon vision for market leadership?

Horizon’s platform is growth in the target market and profitable growth of revenue. We expect that the business combination will help us identify new service lines, new territories and new opportunities for us to grow profitable revenue and grow our market share. So, it really does support Horizon in the bigger picture and opens up a lot of new options. We will have to modify Horizon to accommodate the new organization, but its basic tenets will remain and be more prominent in the combined organization.

What should associates in both organizations keep in mind as they anticipate the completion of the business combination?

They should keep the business drivers in mind. The combination is about globalizing our practices, globalizing our business and maximizing the opportunities with our key clients. Those are external factors. Associates should be looking at all of our clients and determining where they are located around the world. If we don’t already advise our clients in each of those countries, associates should see the situation as an opportunity to provide inter-country referrals.

Internally, it’s about being aligned as much as possible in terms of our knowledge management and client information systems. The two businesses generally use the same tools but not always. For example, we don’t have a single tool that tells us quickly and accurately where we advise clients or prospects in each region around the world. Developing such global tools will make it easier for us to drive profitable growth in the future.

Lastly, we should be focusing ever more so on our target market and really looking for new opportunities, recognizing that, as one organization, we will have market-leading positions in a number of key territories around the world.

IN THIS ISSUE:

CEO’s Message

Behind the Business Combination

The WWLLP Perspective on the Combination

WWW Management Structure

[GRAPHIC]

WWW Management Structure

Board of Watson Wyatt Worldwide

Four inside directors and seven outside directors

President and Chief Executive Officer: John Haley

Global Matrix

The principal executive management team for WWW

John Haley, Chair — President and chief executive officer, WW&C

Philip Brook — Global head, insurance and financial services consulting, WWLLP

David Dow — Practice head, benefits administration solutions, WWLLP

Chuly Lee — Regional manager, Asia-Pacific, WW&C

Carl Mautz — Chief financial officer, WW&C

Babloo Ramamurthy — Managing partner, WWLLP

Paul Thornton — Senior partner, WWLLP

Roger Urwin — Global head, investment consulting

Alan Whalley — U.S. regional manager, WW&C

Gene Wickes — Global director, benefits consulting group

Asia-Pacific	Canada	Europe	Latin America	U.S.
Region	Region	Region	Region	Region

Chuly Lee	Michel Guay	Babloo Ramamurthy	Peter Mills	Alan Whalley
Regional manager	Regional manager	Regional manager	Regional manager	Regional manager

IN THIS ISSUE:

CEO’s Message

Behind the Business Combination

The WWLLP Perspective on the Combination

WWW Management Structure

[GRAPHIC]

Additional Information

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“the SEC”). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, Attention: Investor Relations, or by calling 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected; unknown liabilities; the success of the company’s marketing development and sales programs following the transaction; the company’s ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and Internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company’s services, and other factors discussed under “Risk Factors” in the company’s Annual Report on Form 10-K filed on August 17, 2004, with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.